Exhibit 4.6

ASIA Development (A.D.B.M.) LTD.

(the "Company")

 (2016) EQUITY INCENTIVE PLAN

1.	Name and Purpose of the Plan

1.1	This plan, which has been adopted by the Board of Directors of Asia Development (A.D.B.M.) Ltd. (hereinafter: "the Company") and as amended from time to time, shall be referred to as "the Asia Development (A.D.B.M.) Ltd. (2016) Equity Incentive Plan" (hereinafter: "the Plan").

1.2	The purposes of the Plan are to reward and provide incentives to the employees, officeholders and/or Directors[1], consultants and service providers of the Company and its Affiliates (if any, and as defined below), both present and/or as may join in future, including the Controlling Shareholders of the Company, for their contribution and efforts in developing the Company's business and to strengthen the sense of common interest between them and the Company.

1.3	Awards granted under the Plan to service providers in various jurisdictions, may be subject to specific terms and conditions for such Awards, as may be set forth in one or more separate appendice(s) to this Plan, as approved by the Board of Directors of the Company.

2.	Definitions

The following terms referred to in this Plan shall have the definitions set forth below:

"Option" - An option to purchase Shares awarded under the terms of the Plan, with each Option exercisable into one ordinary Share of the Company (subject to adjustments) and subject to the terms and conditions of this Plan.

"3(i) Option" - an Option the exercise of which is taxable pursuant to Section 3(i) of the Income Tax Ordinance, awarded to any person who is a Non-Eligible Participant.

[1]	In this Plan “Directors” - excluding External Directors and Independent Directors as such terms are defined in the Companies Law 5759 - 1999.

"Tax Track Election" - the Company’s election in either of the two Tax Tracks applicable to Share awards to employees through a Trustee (the Capital Gains Track or the Ordinary Income Track), to be reported to the Tax Authorities and pursuant to which the Options shall be awarded under the Plan.

"Controlling Shareholder" - as defined in Section 32(9) of the Ordinance.

"Board of Directors" - the Company’s Board of Directors.

"The Stock Exchange" - the Tel Aviv Stock Exchange Ltd.

"The Nominee Company" - the Israel Discount Bank Nominees Ltd. or any other nominee company elected by the Company.

"The Rules" - the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 5763-2003.

"The Director" (ha'menahel) - a director appointed pursuant to section 229 of the Ordinance, including the Deputy Director.

"Non-Trustee Award" - an award to an Eligible Participant pursuant to Section 102(c) of the Income Tax Ordinance and not held in trust by the Trustee.

"Capital Gains Track Award" - an award to an Eligible Participant through a Trustee to which the Capital Gains Track treatment applies.

"Ordinary Income Track Award" - an award through a Trustee to which the Ordinary Income Track treatment applies.

"Trustee Award" - an award pursuant to Section 102(b) of the Income Tax Ordinance where the Option or the Share subject to the Award are held in trust by a Trustee for the benefit of the Participant, including pursuant to the Ordinary Income Track and the Capital Gains Track.

"Award Agreement" - an agreement or other document defining the terms applicable to a particular Award under the Plan, including such sections of the employment agreement between the Company and the Participant that include an undertaking to grant Options.

"Award" - a grant of Options or Shares under the Plan. Each Award shall be confirmed by an Award Agreement setting forth the terms of such Award.

"The Company" - Asia Pituach (A.D.B.M.) Ltd. and any successor thereof.

"Affiliate" - the subsidiary - Four Eyes Autonomous Ltd. Company No. 515287480 and any "Employing Company" within the meaning of Section 102(a) of the Income Tax Ordinance.

"The Companies Law" - the Companies Law, 5759 - 1999 and any amendments thereto.

"Shares" - Ordinary Shares of the Company, of NIS 1 par value each (subject to adjustments and/or technical changes in the Company’s share capital).

"Exercise Shares" - the Shares resulting from the exercise of Options under the Plan.

"Capital Gains Track" - the tax alternative set forth in Sections 102(b)(2) and 102(b)(3) of the Income Tax Ordinance.

"Ordinary Income Track" - the tax alternative set forth in Section 102(b)(1) of the Income Tax Ordinance, pursuant to which income resulting from the sale of Shares or transfer of Shares from the Trustee to an employee is taxed as ordinary income.

"Participant" - a recipient of an Award under this Plan who executes an Award Agreement.

"Eligible Participant" - an employee of the Company or of an Affiliate or any individual who is serving as a Director or officeholder of the Company, who is not a Controlling Shareholder.

"Trustee" - any individual or corporation appointed by the Company’s Board of Directors to serve as a Trustee and approved by the Tax Authorities, in accordance with the provisions of Section 102(a) of the Ordinance.

"Section 102" - the provisions of Section 102 of the Income Tax Ordinance, as amended from time to time, including all the Regulations, Rules and Orders enacted or promulgated under Section 102 of the Ordinance.

"Income Tax Ordinance" or "the Ordinance" - the Israeli Income Tax Ordinance [New Version] 5721 - 1961 and all the Rules, Regulations, Orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules (as defined above), all as may be amended from time to time.

"Control" - as such term is defined in the Securities Law, 5728-1968.

"The Plan" - means this Plan.

"Lock-Up Period" - the period set forth in Section 102 of the Ordinance, or any other period required by the Tax Authorities in anything relating to Trustee Awards, during which Options awarded by the Company must be held in trust by the Trustee for the benefit of the Eligible Participant. As of the date of adoption of this Plan, the Lock-Up Period for Ordinary Income Track Awards is 12 months from the award date of the Options and the Lock-Up Period for Capital Gains Track Awards is 24 months from the award date of the Options.

3.	Administration of the Plan

3.1	The Board of Directors of the Company is responsible for the administration of the Plan and for all the required actions, including the determining of the following (a) identity of Participants in the Plan; (b) number of Options to be covered by each Award; (c) Award dates; (d) vesting terms, exercise price, exercise period (including schedules and other terms and conditions for exercising the entitlement to Options, including the setting of defined periods (such as Black Out Periods) in which notices of exercise may not be delivered), the manner of exercise and other terms applicable to a specific Award; (e) form of the Award Agreement or other documents concerning Awards; (f) restrictions and other conditions applicable to the Options or the Shares covered by the Options; (g) any other decisions required or connected to the Plan, whether or not set forth herein, and provided that the terms of the Options granted prior to such date are not adversely affected, without the consent of the Participant; and any other matters required or necessary for the arrangement of the Awards and/or for the administration, clarification, interpretation and implementation of the Plan. Subject to the provisions of the law, the interpretation of any provision of the Plan by the Board of Directors shall be final and conclusive.

3.2	No member of the Board of Directors shall be liable for any act or determination made in good faith with respect to the Plan or any Award granted under the Plan.

3.3	The Board of Directors of the Company may delegate the powers listed above, subject to the provisions of the Company’s Articles of Association and the provisions of any law applicable to the Company, provided that in any such case, the Board of Directors shall be entitled to exercise its powers under the Plan even if such powers were delegated in effect.

3.4	The award of Options to officeholders of the Company shall be made in accordance with and subject to the officeholders’ remuneration policy determined and approved by the Company from time to time ("Remuneration Policy"), except where the competent organs of the Company determine that such awards may be made other than in accordance with the Remuneration Policy. Decisions that also require the approval of the Audit Committee and/or the Remuneration Committee under the law, shall be passed at the Audit Committee prior to the approval of such decisions by the Board of Directors, and in the necessary cases also require the approval of the general meeting of the Company's shareholders.

3.5	Nothing stated in this Plan shall derogate from the powers of the Remuneration Committee of the Company under the law and/or from the provisions set forth in the Company’s remuneration plan.

4.	Eligibility for Participation in the Plan

4.1	No Awards may be granted pursuant to the Plan to members of the Board of Directors or officeholders, unless such Awards were approved in accordance with the provisions of the Companies Law.

4.2	Subject to the provisions of section 4.1 above and the provisions of any law, Awards may be granted to Eligible Participants and service providers of the Company and/or of its Affiliates, whether or not such persons serve as directors or officeholders of the Company or its Affiliates.

4.3	Subject to the provisions of any law, the Board of Directors of the Company shall determine the identity of those eligible to be Participants under the Plan. The eligibility for an Award, its terms and conditions and the amount of Shares or Options covered by such Award, shall be determined by the organs authorized under the law.

4.4	Eligible Participants may only receive Trustee Awards or Non-Trustee Awards. Participants other than Eligible Participants may receive 3(i) Options only.

4.5	The grant of an Option to a Participant hereunder shall neither entitle the optionee to participate nor disqualify the optionee from participating in any other grant of Options under the Plan or under any other Options or Shares grant plans of the Company or its Affiliates.

5.	Shares Reserved for the Plan

The Board of Directors may from time to time determine the number of Options and Shares reserved for Awards hereunder and such number may be increased or decreased from time to time. Until cancellation of the Plan, the Company shall reserve in its authorized but unissued share capital such sufficient number of Company Shares for the purpose of granting Awards in accordance with the total number of Shares subject to the Options awarded under the Plan, subject to adjustments as a result of changes in the share capital of the Company, as set forth in section 11 below. Any Shares that remain authorized but unissued and are not subject to Options at the date of termination of the Plan shall cease to be reserved for purposes of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Should any Option granted under the Plan expire or be canceled prior to its exercise date or the Participant relinquishes the exercise of such Option, the Shares which were not purchased under the Option shall be available to the Plan and may be used, including for awarding same once again to other Participants.

6.	Award Agreement

6.1	The Board of Directors of the Company may approve to Participants Awards under the Plan, at its discretion and subject to the provisions of the law. The terms of the Award will be set forth in the Award Agreement, in the form approved by the Board of Directors.

6.2	The date of grant of each Award shall be the date specified by the Board of Directors at the time such Award is made, provided that such date is not earlier than the date of approval of the Award by the Board of Directors, and in the absence of such specification, on the date of approval of the Award by the Board of Directors and in any event, subject to the provisions of the law and to any relevant regulatory restriction as of the date of the Options Award.

6.3	The Award Agreement shall state, inter alia, the number of Options or Shares being granted, the types of Options or Shares, any special terms applying to such Award (if any), all as determined by the Board of Directors. Furthermore, the Award Agreement shall indicate whether the Award is a Trustee Award, a Non-Trustee Award or a 3(i) Options Award; and if the Award is a Trustee Award - shall also indicate the applicable Tax Track, namely - Capital Gains Track or Ordinary Income Track.

6.4	In addition, the Award Agreement shall include the following agreements and undertakings of the Participant: (a) agreement of the Participant to all the terms and conditions of the Plan, including, without derogating from the generality of the above, the Participant’s consent to bear any lax liabilities and other mandatory payments arising from the offering and award of the Option warrants, the exercise thereof, the transfer of the option warrants and/or Exercise Shares and/or the Shares awarded, including the consent of the Participant to authorize the Company to withhold at source (including if so required - from the amount of the Option warrants and/or Exercise Shares and/or the awarded Shares, as the case may be) any applicable tax and an undertaking to indemnify the Company if it is sued for such non-payment. If it is determined in the future by any competent authority and/or judgment that the Company must deduct tax for the Award in advance of the Options exercise date, then the Participant undertakes to transfer to the Company, immediately upon its first demand, the amount of such demanded tax liability; (b) an undertaking to comply with the statutory provisions in anything relating to the prohibition on use of the Company’s inside information; (c) an undertaking to comply with the provisions of Section 102 the of Ordinance, the Rules and the Plan; (d) the Participant’s undertaking to uphold the Options exercise and sale of Exercise Shares’ procedure, as agreed between the Company and the Trustee, the principles of which are set forth in section 8 and 9 below; (e) an undertaking to release the Trustee from any liability in respect of any act or decision duly taken and bona fide executed in connection with this Plan, or the Option warrants issued to the Trustee on behalf of the Participant or the Exercise Shares vested to him by virtue thereof; (f) a letter of instructions to the Trustee as to the manner of exercise of the voting rights attached to the Shares resulting from the exercise of the Options during the Lock-Up Period.

7.	Election of the Section 102 Tax Track

7.1	Subject to that stated below, Awards executed in accordance with Section 102, either as Options grants, as grants of equity incentive or as Shares Awards, shall be made subject to either (a) Section 102(b)(2) of the Income Tax Ordinance - in anything relating to Capital Gains Track Awards, or (b) Section 102(b)(1) of the Income Tax Ordinance in anything relating to Ordinary Income Track Awards. The Company’s election in either of the two Tax Tracks applicable to employee share awards through a Trustee, shall be filed with the Tax Authorities. Pursuant to the provisions of Section 102, once the Company has reported such Track election, it may change the type of the elected Tax Track only after the lapse of at least 12 months from the end of the calendar year in which the first Award was made, in accordance with the original Tax Track election. For the avoidance of doubt, such election by the Company shall not prevent the Company from making Non-Trustee Awards to Eligible Participants at any time.

7.2	Eligible Participant may only receive Trustee Awards or Non-Trustee Awards. Participants other than Eligible Participants may be granted 3(i) Options only. The Award Agreement or other documents evidencing the granting of the Options and/or Shares pursuant to the Plan, shall indicate whether the Award is a Trustee Award, a Non-Trustee Award or a 3(i) Options Award. If the Award is a Trustee Award, it shall also indicate whether it is a Capital Gains Track Award or an Ordinary Income Track Award.

7.3	No Trustee Awards may be made pursuant to this Plan until 30 days after the date of the filings required by the Tax Authorities and all subject to the provisions of the Income Tax Ordinance.

8.	Terms of 102 Trustee Awards

8.1	The date appearing on the Award notice delivered to the Participant will be deemed the Award date for any Trustee Award (hereinafter: "the Award Date"), provided that the following two conditions are met: (a) the Company provides notice to the Trustee indicating such date as the Award Date; and (b) the Participant signs the Award Agreement and all the documents required by the Company or the Trustee.

8.2	An Award shall be deemed to be a Trustee Award if the Company, immediately following the execution of such Award, and in no event later than the date stipulated by the Tax Authorities, as updated from time to time: (a) notifies the Trustee of the Award and transfers to the Trustee a copy of the Award decision; and (b) deposit the Award and the Award Agreement, including the documents incident thereto with the Trustee, as required by the Tax Authorities, and the Eligible Participant signs a certification in a accordance with the provisions of Section 102, in the form required by the Trustee.

8.3	Upon making the Trustee Award, the Trustee shall be allocated all the Options and/or Shares issued as a result of exercise of the Options, and shall be registered in the name of the Trustee and held in trust by the Trustee for the benefit of the Participant during and after the Lock-up Period, and the Shares resulting from such exercise shall be held by the Trustee throughout the Lock-Up Period and thereafter in such manner that the Shares are recorded in the books of the Company in the name of the Nominee Company, and held with a Member of the Stock Exchange in a deposit maintained in the name of the Trustee, with only the Trustee having signatory rights in such deposit. Upon the conclusion of the Lock-up Period, the Trustee shall be entitled to transfer the Options or the Shares (as the case may be) to the Eligible Participant (through the Nominee Company), and/or sell them (including by way of same day exercise and sale), to which the conditions set forth in section 9.10 below shall apply), fully or partially, as directed by the Participant, but only provided that: (a) the Trustee receives the Tax Authorities approval that all the tax required under the Income Tax Ordinance has been paid, or if the Trustee and/or the Company and/or an Affiliate have actually deducted the required tax under the Income Tax Ordinance; and (b) all the required actions have been completed and all the required approvals under the law in connection with such transfer and/or sale have been obtained.

8.4	Each Trustee Award (whether under the Capital Gains Track or the Ordinary Income Track) shall be subject to the relevant provisions of Section 102, the Income Tax Ordinance and the assessing officer's certification, which shall be deemed an integral part of the Award terms and in case of a contradiction, shall prevail over any terms or conditions contained in the Plan or the Award Agreement. All the provisions of the Income Tax Ordinance, the Regulations and Rules thereunder as well as any approval or instruction of the Tax Authorities in accordance with the provisions of Section 102 (even where such are not explicitly provided in the Plan or the Award Agreement) - shall bind the Eligible Participants. The Trustee and any Eligible Participant who received an Award through a Trustee shall comply with the provisions of the Income Tax Ordinance and are subject to all the terms and conditions of the trust agreement between the Company and the Trustee. Furthermore, the Eligible Participant hereby agrees to sign any document required by the Company or the Trustee for the purpose of complying with the provisions of any applicable law, including Section 102.

8.5	During the Lock-Up Period, the Eligible Participant shall not be entitled to require the Trustee to release, transfer or sell the Options, Shares or other shares obtained following any realization of rights derived from Shares or Options (including bonus shares), to such Eligible Participant or to any third party, unless permitted to do so under Section 102 as set forth in the following paragraph, and subject to any law.

Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to the limitations of applicable law, release and transfer such Shares to a Participant or any third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (a) all taxes required to be paid upon the release and transfer of the Shares have paid or withheld by the Participant, Trustee or the Company; and (b) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the provisions of the Company’s Articles of Association, the Plan, the provisions of any relevant agreement and any law. For the avoidance of doubt, any such sale, transfer or release of securities during the Lock-Up Period, may result in tax consequences for breach of the Lock-Up Period as provided in Section 102. In any event, and without derogating from the provisions of section 13 below, such tax consequences arising from the transfer to such third party shall apply to and shall be borne solely by such Eligible Participant.

8.6	Without derogating from the aforesaid in section 8.4 above, during the Lock-Up Period, or prior to the payment or securing the payment of the applicable tax, as provide in Section 7 of the Rules, whichever is later, the Option warrants (including the Exercise Shares derived therefrom by the Trustee) may not be transferred, assigned, pledged, attached, or otherwise voluntarily charged and no powers of attorney or other transfer deeds shall be given with respect to them, whether with immediate effect or in effect at some future date, other than by a will or under the law; If such Option warrants and/or Exercise Shares derived therefrom and/or the awarded Shares (if any) are transferred under a will or the law as aforesaid, the provisions of Section 102 of the Ordinance and the Rules shall apply to the Participant’s heirs or transferees, as the case may be.

8.7	To the extent that under the provision of this Plan Shares are held by a Trustee on behalf of a Participant, if the Company declares a distribution of bonus shares and/or grant of additional rights for the Shares, the provisions of this Plan shall apply to such bonus shares and/or grant of additional rights. In addition, the Lock-Up Period for such rights shall be deemed to begin on the commencement date of the Lock-Up Period for the Award with respect to which the underlying bonus shares or additional rights were distributed. In the event of a distribution of cash dividend, for Shares held by the Trustee on behalf of an Eligible Participant, the Trustee shall transfer the dividend proceeds to the Eligible Participant after deduction of taxes and mandatory payments under the law.

8.8	If an Option awarded under a Trustee Award is exercised during a Lock-Up Period, the Shares deriving from such exercise shall be issued in the name of the Trustee (and recorded in the name of the Nominee Company) and held by the Trustee for the benefit of the Eligible Participant. If such Option is exercised after the end of the Lock-Up Period, the Eligible Participant may choose whether such Shares resulting from the exercise shall be: (a) issued in the name of the Trustee; or (b) transferred directly the Eligible Participant, provided that such Participant had complied with the terms of the Plan and subject to payment of the due tax under the relevant Tax Track; or (c) sold by the Trustee for the Participant pursuant to the arrangements provided in this Plan.

8.9	Subject to the decision of the Board of Directors and obtaining the Tax Authorities’ certificates, the Trustee shall be vested with all the powers under Section 102 of the Ordinance as well as any other authority agreed upon between the Company and the Trustee in the trust agreement entered into between the Company and the Trustee.

8.10	The Trustee may take any actions he deems appropriate for the purpose of tax withholding, as required under the law, as consequence of exercise of the Options or sale of the Exercise Shares or transfer of the Exercise Shares to the Participant.

8.11	The Company shall provide the Trustee with any information demanded by the Trustee and relevant to the Plan and the Awards made thereunder.

9.	Exercise of Options

9.1	Options are exercisable in accordance with the terms of their grant, subject to the terms of the Plan and as set forth in the Award Agreement, with each Option exercisable into one Share of the Company of NIS 0.1 par value (subject to adjustments).

9.2	The exercise price for each Share shall the price determined by the Board of Directors at its discretion, at the time the Options are granted, and provided that the Share price is not lower than the minimum price for exercising Option warrants determined in the Stock Exchange Rules and instructions, as at the date of the adoption of the decision by the Board of Directors regarding the Award, or upon the exercise, all subject to the provisions of the Remuneration Policy concerning the Options’ exercise price.

9.3	A Participant wishing to exercise an Option, or any part thereof, shall sent to the Company (with a copy to the Trustee (except in the case of a Non-Trustee Award)) a notice of exercise setting forth the number of Options the Participant wishes to exercise. The notice of exercise shall be accompanied by payment in full of the exercise price, multiplied by the amount of Options the Participant is interested in exercising, either in cash or in the manner determined by the Company from time to time.

9.4	The notice of exercise may not be amended or revoked, unless with the consent of the Company.

9.5	Any Option not exercised by the end of the exercise period, shall immediately expire and shall not confer the holder of the Option any rights whatsoever.

9.6	If the last day for exercising the Option occurs on a non-trading day, the exercise date shall be deferred to the next trading day.

9.7	A Participant wishing to exercise Options into such Exercise Shares, shall sign immediately upon the Company’s first demand and as a preliminary condition to such Options' exercise, any document the Participant is required to sign under the Plan, the Articles of Association of the Company and/or under any law, in order to enable the exercise. If the applicant has not fully complied with the conditions for exercise of the Options, and where such action cannot be remedied, then the notice of exercise shall be deemed null and void, and the notice of exercise, as well as the enclosed funds shall be returned to the applicant, within two business days after the Company’s determination that the notice of exercise is null and void.

9.8	Without derogating from the generality of the aforesaid in this section 9, Options shall not be exercised on the effective date for distribution of bonus shares, offering by way of rights, distribution of a dividend, consolidation, subdivision or capital reduction (each of the above cases - "a Company Event"). In addition, if the "ex day" of a Company Event occurs prior to the effective date of the Company Event, no conversion shall be made on such "ex day". The limitations set forth in this section 9.8 shall be in effect as long as the securities of the Company are traded on the Stock Exchange.

9.9	Notwithstanding the provisions of sections 9.1 and 9.3 above, and at the option of the Eligible Participant as set forth in section 9.9.1 below, to the extent not provided otherwise by the Board of Directors, in the specific Award Agreement with respect to any of the Participants, then the exercise of the Options into Shares shall be made, subject to the obtaining of a pre-ruling from the Tax Authorities, on the basis of net exercise (cashless exercise), so that the Participant shall not be required to actually pay the exercise price, save for the amount of the nominal value (as defined below) and the amount of Shares actually issued to the Participant shall be calculated by taking the difference between:

(a) the closing rate of the Company's Shares at the Stock Exchange on the trading day preceding the exercise date, multiplied by the number of Shares covered by the Options with respect to which the notice of exercise was given; and (b) the exercise price, multiplied by the number of Options with respect to which the notice of exercise was given.

Such difference (if positive) shall constitute the deriving benefit amount for the Participant on the exercise date ("Benefit Amount").

The number of Shares to which the Participant shall be entitled based on the net exercise will be computed through the following formula:

X =	Y(A-B)
A

Where:

X - the number of Shares to which the Participant is entitled as a result of the exercise of the Options.

Y - Number of exercisable Options, which Participant wishes to exercise.

A - The closing rate of the Company’s Share of NIS 0.01 par value each (subject to changes in the nominal value in the event of stock split or reverse stock split) on the day preceding the exercise date.

B - Exercise price of each option (subject to adjustments).

This on the assumption that the nominal value of the Company's Share on the exercise date remains NIS 0.1 (if not, the denominator of the fraction will be accordingly adjusted).

9.9.1	It is clarified that the Eligible Participant may choose to use the Cashless Exercise mechanism as aforesaid, as notified by him in writing to the Company, specifying that the Eligible Participant may choose between the Cashless Exercise mechanism and the ordinary exercise mechanism of the Options upon exercise thereof.

9.9.2	Immediately after the first trading date following receipt of the notice of exercise, the Company shall notify the Participant about the partial number of Exercise Shares (as defined below) that the Participant shall be entitled to receive and the total nominal amount the Participant is required to pay for such Awards. On the first trading date following such notice, and subject to the payment of the nominal value amount by the Participant, the Company shall issue to the Participant (or to the Trustee in his favor, as applicable) such amount of Shares the market value of which, in accordance with the closing rate of the Company’s Shares at the Stock Exchange on the day preceding the notice of exercise, is equal to the Benefit Amount, with such amount of Shares added by an additional amount of Shares for the nominal value paid by the Participant for any Share issued to him, or issued in his favor, for the exercise of the Options under this section (in this section - the amount of Shares resulting from the aforesaid shall be referred to as: "the Partial Number of Exercise Shares" and the amount of the nominal value with respect to the Partial Number of Exercise Shares shall be referred to as—"the Nominal Value Amount"). In any event, the Company shall not issue share fractions and any fractional share deriving from the above calculation or resulting from the provisions of this section, shall be rounded (upwards or downwards, as the case may be) to the nearest whole share.

9.10	The Exercise Shares shall not be issued prior to the delivery to the Company of the exercise price and/or the nominal value of the Shares, as the case may be, and delivery of all the documents, certifications and payments required from the Participant as condition for the exercise of the Option warrants. The Company shall issue the Exercise Shares for the Option warrants converted by the Participant, to the Nominee Company, for the Trustee, that shall hold same for the Participant, and the Trustee shall act with respect to the Exercise Shares in accordance with the provisions of the trust deed to be executed with him and the provisions of Section 102 of the Ordinance.

9.11	Notwithstanding the aforesaid in section 9.10 above, an Eligible Participant who wishes to exercise all or part of the Options and sell the Shares deriving from the exercise, shall do so by applying in writing to the Trustee (in case of a Trustee Award), in the form determined the Company and/or by the Trustee, that will include, among others, the number of Options that the offeree is interested in exercising. The Trustee shall withhold from such sale proceeds: (a) the exercise price, or alternatively, the nominal value amount in case of net exercise under section 9.8 above and transfer such amount to the Company; and (b) the tax amount required under the Income Tax Ordinance and other mandatory payments (including payments applicable to the Company, if any). The balance remaining following execution of the aforesaid deductions shall be transferred to the Eligible Participant, provided that all the required actions are completed and all the necessary approvals under the law in connection with the transfer and/or sale as aforesaid are obtained. For the avoidance of doubt, it is hereby clarified that the Eligible Participant may not apply to the Trustee and request to exercise all or part of the Options, and to sell the Shares deriving from the exercise, as aforesaid, to the extent that the consideration expected to be received from the sale is lower than the amounts set forth in subsections (a) and (b) above, and in such case, the provisions of this section 9.11 shall not apply.

9.12	The Company shall act to issue the Shares immediately following the exercise of the Options and shall also act to list them for trade in the Stock Exchange, according and subject to the provisions of the Stock Exchange rules and directives. In accordance with the Stock Exchange directives, the Company shall register the Exercise Shares deriving from exercise of the Option warrants under this Plan in the name of the Nominee Company.

9.13	Until the Exercise Shares are duly issued, the Participant shall not be entitled to any voting rights or to receive dividends or any other rights as a shareholder with respect to such Shares.

9.14	Subject to that stated in section 9.15 below in the matter of a proxy for voting in the Exercise Shares, following the exercise of the Options into the Exercise Shares and until registration of the rights to the Exercise Shares in the name of the Participant in the Company’s register of shareholders, the Participant shall have none of the rights attached to the Exercise Shares.

9.15	So long as the Exercise Shares are held by the Trustee, the Trustee shall be deemed for all intents and purposes vis-à-vis the Company and any other third parties as holder of the Exercise Shares, including, without derogating from the generality of the aforesaid, for receiving notices from the Company. Notwithstanding the above, the Trustee shall not have, personally, any voting rights attached to the Exercise Shares, but the Trustee may, subject to obtaining the appropriate written request from a Participant, grant such Participant a proxy to vote at the general meeting of the Company for the Exercise Shares to which such Participant is entitled and held by the Trustee.

9.16	Subject to the provisions of any law and/or agreement, the Company shall have a pre-emptive right to purchase from a Participant to whom Options were awarded under this Plan any Share resulting from the exercise of such Options, in case of sale of the Exercise Shares by the Participant other than in the framework of trading at the Stock Exchange. Such pre-emptive right shall apply for a period of 7 business days starting from the day on which the Participant delivers a notice to the Company and/or the Trustee, as the case may be, concerning the intention of the Participant to transfer and/or sell the Exercise Shares held by him to a third party, the identity of the third party and the terms of sale (in this section 9.16: "the Participant’s Notice"). If the Company elects to exercise such pre-emptive right, it shall exercise such pre-emptive right under the same conditions stipulated in the Participant’s Notice. In the event that the Company does not reply the Participant within 7 business days after the delivery of the Participant’s Notice, the Participant shall be entitled to sell the Exercise Shares to the third party under the conditions set forth in the Participant’s Notice and subject to compliance with all his undertakings under this Plan and/or the Award Agreement.

10.	Termination of Employment/Engagement as Service Provider (Options Expiry/Cancellation)

10.1	Effect of Termination; Exercise after Termination. Unless otherwise provided in the Award Agreement, in case of termination of the employment relationship between the Participant and the Company, the service of an officeholder ceases, or the Participant ceases to provide services to the Company, such Participant may exercise all the Options vested prior to the date of termination of employment relationship which were not exercised by him, for the period set forth in this section (but in no event later than the end of the exercise period of the vested Options, as set forth in the Award Agreement or the Plan). Any Options that remain unvested on the date of termination of employment relationship, or on the expiration date of the engagement between the Participant and the Company, as the case may be, shall terminate and may not be exercised. In the event of termination of employer - employee relationship for any reason prior to the vesting date of any portion, such entitlement shall not vest. If, after the termination date of the employment relationship, cessation of service of an officeholder, or the termination of engagement, the Participant chooses not to exercise the vested Options within the time specified below, all the Options shall expire and confer no rights whatsoever.

In the absence of any other provision in the relevant Award Agreement:

(a)	In any case of termination of the employment relationship between the Participant and the Company or an Affiliate or in case the Participant ceases to provide services for any reason whatsoever (save for the events set forth in subsections (b) and (c) below, to which the provisions of these subsections shall apply), Options vested prior to the termination date of the employment relationship, may be exercised within six months following the termination date of the employment relationship, or prior to the expiration of the Option period, whichever is earlier. Options which remain unvested until the termination date of the employment relationship shall expire and be canceled;

(b)	In the event of termination of the employment relationship between the Participant and the Company "for cause" - the Options may not be exercised, whether vested or not, and the Options shall expire on the termination date of the employment relationship. In this Plan, termination of employment relationship "for cause" means, each of the following: (i) commission of an offense (by act or omission) causing damage to the Company or involving moral turpitude; (ii) breach of the duty of loyalty and the duty of care towards the Company by a Participant who serves as an officeholder; (iii) breach of any confidentiality or non-competition duty towards the Company, or any other material obligation towards the Company; and (iv) termination of employment due to the conviction of the Participant for commission of any act of felony, fraud, moral felonies and such other similar felonies equivalent in terms of severity and/or conviction of any other criminal offense involving moral turpitude.

(c)	In any case of termination of the employment relationship between the Participant and the Company due to disability or death, any Options that have vested until the termination date of the employment relationship may be exercised: within twelve (12) months following the termination date of the employment relationship, or the expiry of the Option period, whichever is earlier.

It is hereby clarified, for the avoidance of doubt, that after the termination date of the employment relationship, including during the 6 months period as stated in subsection (a) above, or during the 12 months period as stated in subsection (c) above, the entitlement to the vesting of the Options shall no longer continue.

10.2	Termination Date of Employment Relationship. Unless otherwise provided in the relevant Award Agreement "termination date of the employment relationship" (for any reason) for the purposes of the Plan is the date on which the Participant is no longer on the payroll of the Company, including the prior notice period.

10.3	Unpaid Leave of Absence. Unless the Board of Directors directs otherwise and subject to any applicable law, the vesting of Awards granted under this Plan shall be suspended at any time during the course of any type of unpaid leave of absence.

10.4	Application to a Non-Employee Service Provider. The provisions of this section 10 shall apply, mutatis mutandis, on Non-Employee Participants, who are service providers (consultants, contractors, Non-Employee officeholders, etc.) whose engagement with the Company ceases, and in such case, whenever a termination date of employment relationship is referred to in this section 10, it shall be interpreted as referring to the date on which the notice of cessation of engagement is delivered or the date of actual cessation of engagement with a service provider, whichever is earlier.

10.5	Change of Status. None of the following events shall be deemed to be a termination of employment relationship or cessation of an engagement between the Participant and the Company or an Affiliate: (a) any absence approved by the Company; (b) transfer from employment by the Company to the employment of any Affiliate (and vice versa); (c) a transfer from employment by an Affiliate to employment by another Affiliate; and (d) change of status (an employee’s change of status into that of a director, an employee’s change of status into that of a service provider, etc.), provided that such change of status does not affect the special conditions of the Award referring to such service provider or employee.

10.6	Neither the provisions of this Plan nor any of the provisions of the Award Agreement with the Participant shall be construed as agreement for, or as imposing any obligation on the Company and/or an Affiliate to continue the employment of the Participant or to continue the engagement with the Participant as a service provider, and neither the provisions of this Plan nor any of the provisions of such Agreement shall be construed as conferring upon any Participant any rights to continue the employment with the Company and/or any of its Affiliates or to continue providing services to the Company and/or any of its Affiliates, or as interfering in any way with the rights of the Company and/or its Affiliates at any time to terminate any of the Participants’ employment or engagement.

10.7	Expiration Due to Delisting. In the event that the Shares of the Company are delisted for any reason, the Participant shall be entitled to exercise with the 90 days period following the delisting date all the Options vested until the end of such 90 day period. After such date, all the Options, whether vested or not by such date shall expire. During such 90 days period, the closing rate for the Company’s Share, for the purpose of computing the Cashless Exercise mechanism described in section 9.8 above, shall be calculated as the last known close of trading rate of the Company's share at the Stock Exchange prior to such delisting.

11.	Adjustments

Upon the occurrence of any of the following described events during the period commencing on the date of the Options’ Award to the Participant under this Plan and the date of exercise thereof, the Participant’s rights shall be adjusted as hereinafter provided:

11.1	Technical Changes in the Company’s Share Capital. If the amount of Shares in the Company changes as a result of a stock split, reverse stock split, etc., the number of Shares deriving from any exercise of an Option shall be proportionately adjusted (without change of the exercise price). The manner in which adjustments are made in such cases shall be determined by the Board of Directors and its determinations shall be final and conclusive. Unless explicitly provided otherwise, issue of Shares of any class shall not result in an adjustment of the exercise price or the number of Shares deriving from the exercise.

11.2	Dividends. In the event that the Company makes a distribution of a dividend in cash, or in kind, to all its shareholders (including a distribution approved by the court in accordance with Section 303 of the Companies Law, or any other applicable provisions) and the effective date for the entitlement to receive such dividend (hereinafter: "the Effective Date") occurs after the Award date but prior to the exercise date, then the exercise price for any unexercised Option into a Share of the Company prior to the Effective Date, shall be reduced by the amount of the distributed dividend per share (gross) (or the value of the dividend in case of a dividend in kind), but in any event, the exercise price shall not be lower than the nominal value of Company's Share. Beyond such adjustments of the exercise price set forth in this section, a distribution of a dividend by the Company (in cash and/or in kind) shall not affect in any manner the number of Exercise Shares and shall not require the Company to make any adjustments in connection with the Options and/or Exercise Shares. Such adjustment shall be subject to Stock Exchange rules and directives, as amended from time to time.

11.3	Bonus Shares. In the event of distribution of bonus shares, the number of Options awarded but unexercised shall be adjusted, so that the number of Shares to which the Option holder is entitled as a result of the exercise of the Options, shall either increase or decrease in proportion to the number of Shares of that class that the Participant would have been entitled to as bonus shares had he exercised the Options held by him. It is clarified that so long as the Company's securities are traded on the Tel Aviv Stock Exchange such manner of adjustment may not be altered.

11.4	Issuance by way of Rights. In the event that, prior to the exercise of the Options, the Company offers securities by way of rights to its ordinary shareholders, then, with regard to the Options which are then unexercised prior to the Effective Date for issuance of the rights, there shall be no adjustment in the exercise price of the Options, but the number of Shares resulting from the exercise of each Option, which are then unexercised on the Effective Date for determining the entitlement to participate in the award of rights will be adjusted so that the number of Shares resulting from the exercise of such Options shall be adjusted to the bonus component of such rights, as reflected in the ratio between the per share rate on the Stock Exchange on the last trading day prior to the "ex day", and the underlying price of the Shares prior to the award of rights (the above calculation will be as set forth in the Stock Exchange directives, as amended from time to time). Such adjustment shall be subject to the Stock Exchange rules and directives, as amended from time to time.

11.5	Mergers and acquisitions. In the event of a merger or consolidation of the Company with or into another corporation, resulting in such other corporation being the surviving entity, or that the Company is the surviving corporation and as a result of such merger at least 50% of the existing voting rights in the Company are modified; or in the event of a purchase by a third party of all or substantially all the assets of the Company (hereinafter: "the Transaction"), all the Options shall be adopted or expire and be automatically exchanged by substituting awards of the surviving corporation.

In such case, the amount of the aforesaid substituting Options shall be determined by the mechanism provided in the merger Transaction for exchange of the Company's shares by shares of the surviving corporation. Alternatively, the Board of Directors of the Company may determine, at its exclusive discretion, an alternative consideration for the Options, close as possible to the exchange mechanism applicable to the Company shareholders and in such a manner not adversely affecting the economic value of the Options held by the Participant immediately prior to the merger event. The remainder of the provisions in this Plan, including with reference to the vesting and exercise of the Options, shall apply to the substituting options, or their proceeds, mutatis mutandis.

In the event that the surviving corporation does not agree to adopt or exchange the Options, the Board of Directors of the Company may determine, at its sole discretion, the treatment of the unexercised and/or unvested Awards, or Awards which are still subject to restrictions on the Transaction date, which may include one or more than one of the following alternatives: (a) acceleration of the vesting dates of all or part of the Awards to a date occurring at least two days prior to Transaction closing, provided however, that any exercise and/or vesting of Awards which may not be exercised in the absence of an actual Transaction shall be conditioned on the actual consummation of the Transaction, unless determined otherwise by the Board of Directors; (b) that all, some, or specific categories of Awards shall be annulled and expire on the actual closing of the Transaction, and that in exchange the Award holders shall receive the value of the annulled Awards (if any) in cash, shares, securities or other assets, or any combination thereof, under such terms as determined by the Board of Directors at its exclusive discretion (which may be based on the per share price so received or expected to be received by the other shareholders of the Company in such case); and/or (c) that all, some, or specific categories of unvested Awards and/or which are still subject to restrictions shall be annulled and expire on the actual closing of the Transaction, with no consideration to the holders thereof.

In the event that a Transaction takes place and the Board of Directors determined in good faith that certain Shares have no monetary value and therefore confer the holders thereof no consideration in the framework of such Transaction, the Board of Directors may determine that relevant Options shall expire on the Transaction date.

11.6	The Authority of the Board of Directors to make Adjustments. The authority of the Board of Directors to interpret, make determinations and decisions on adjustments shall be interpreted as widely as possible, to allow the Board of Directors maximal power and flexibility to interpret and implement the provisions of this Plan in the event of Transactions of the Company or its shareholders, this, also without the Participant’s express written consent, so that the granting of Options under this Plan shall in no manner cause an impediment against the execution of a Transaction, so as to allow the Company’s Board of Directors implement the granting and exercise of the Options in case of modifications in the Stock Exchange rules and/or under any law. The Board of Directors shall act in good faith in order to protect the rights of the Participant and prevent an unfair adverse effect as result of such decisions.

11.7	Canceled

11.8	Fractional Shares. For the avoidance of doubt, in the event of modification as described in this section 11 above, the Participant shall not be entitled to exercise an Option into a fraction of a Share and the number of Shares to which the Participant would become entitled to upon the exercise of the Option under the Plan shall be rounded (upwards or downwards, as the case mat be) to the nearest whole number.

12.	Vesting Dates

12.1	Subject to the provisions pertaining to the Lock-Up Period and the other terms and conditions of the Plan, except as otherwise determined by the Board of Directors with regard to a specific Participant, as provided in the relevant Award Agreement, each Option may be exercised, in accordance with the vesting dates, as set forth in section 12.2 below.

12.2	The entitlement to the Options shall vest in accordance with the following vesting periods, unless the Award Agreement provides for a different vesting, and in such case, the provisions of the Award Agreement shall prevail:

12.2.1	The first portion of Options, constituting one third (1/3) of the amount of Option warrants awarded to a Participant, may be exercised starting from the expiry of 12 months from the date of the actual award;

12.2.2	The second portion of Options, constituting one third (1/3) of the amount of the Option warrants awarded to a Participant, shall vest on a quarterly basis, starting from the expiry of 12 months from the date of actual award, in four equal portions, so that by the end of each quarter an amount of 1/12 of the Option warrants awarded to the Participant vests and any such amount may be exercised starting from its vesting date;

12.2.3	The third portion of Options, constituting one third (1/3) of the amount of the Option warrants awarded to a Participant, shall vest on a quarterly basis, starting from the expiry of 24 months from the date of actual award, in four equal portions, so that by the end of each quarter an amount of 1/12 of the Option warrants awarded to the Participant vests and any such amount may be exercised starting from its vesting date.

12.3	Acceleration of the Vesting Period

12.3.1	In case of termination of the employee-employer relationship between the Participant and the Company, as a result or incidentally with: (i) a change of Control in the Company, or (ii) a merger transaction of the Company resulting in a change of Control in the Company, or (iii) execution of a re-organization as defined by the Board of Directors of the Company as an event accelerating the vesting period, then, the vesting period of the nearest portion of the Options entitling such offeree shall be accelerated and he may exercise the option in accordance with the provisions of section 10 above. Thus, for example, a Participant terminating his employment with the Company for the reasons set forth above during the second year following the Award, then the second portion of the qualifying Options shall be accelerated and the third portion of such Participant shall expire.

12.3.2	The Remuneration Committee and the Board of Directors may at any time, at its exclusive discretion, determine such further provisions concerning the acceleration of the vesting dates with respect to grants or part thereof, or concerning the removal of restrictions on exercise, all subject to any law.

12.4	The Options may not be exercisable after the Expiration Date, as such term is defined in section 13.1 below.

13.	Exercise Period

13.1	Except as determined otherwise by the Board of Directors, the Participant may exercise any vested portion of the Options into the Shares of the Company, starting from the vesting date of each such portion and until the expiry of four (4) years following the vesting date of such portion as aforesaid (hereinafter, concerning vested Options: "Exercise Period" and "Expiry Date", respectively), except where such Options or part thereof expired prior to the end of the Exercise Period all in accordance with provisions of section 10 above. All Options granted to the Participant and unexercised by the Participant into the Shares of the Company prior to the end of the Exercise Period, shall expire and may not be exercised in accordance with this Plan and all the Participant’s rights with respect to such Options shall be canceled.

13.2	The Options may be fully or partially exercised by the Participant at any time, from time to time, to the extent that the vesting date of the Option has occurred and the vesting conditions provided in the agreement pursuant to which the Options were awarded are met and prior to the expiry of the Exercise Period, as set forth above. Unless provided otherwise in the agreement pursuant to which the Options were granted, the condition for the vesting of each portion of the Options is that the vesting date precedes the termination date of the employment relationship (or the engagement), as defined in section 10.2 above.

14.	Non-Transferability

14.1	So long as the Options and/or Exercise Shares are held by the Trustee on behalf of the Eligible Participant, the rights of the Eligible Participant with respect thereto are personal and cannot be transferred, assigned, charged, pledged and/or grant any rights thereto to any third party, other than by will or under any law. Any such act, either directly or indirectly, whether with immediate or future effect shall be void.

14.2	Shares not paid in full, may not be assigned, transferred, charged or pledged, other than by will or under any law. For avoidance of doubt, the foregoing shall not be deemed to restrict the transferability of the Participant's rights in respect of Options or Shares purchasable pursuant to the exercise thereof upon the death of such Participant to such Participant's estate or other successors by operation of law or will, whose rights therein shall be governed by Section 10.1 above, or as may be determined by the Board of Directors.

15.	Term of the Plan

15.1	This Plan shall be in effect for a term of ten (10) years from the date of its adoption by the Board of Directors of the Company, unless the Board of Directors decides to cancel the Plan earlier. For the avoidance of doubt, it is clarified that Options under this Plan may not be granted in the period following 10 years from the date of its adoption by the Company’s Board of Directors, however, the provisions of this Plan shall continue to apply to the Options granted under this Plan (despite the expiry of such 10 years period after the date of its adoption), until the expiry date of the Options in accordance with the Award Agreement.

15.2	Notwithstanding any other provision of the Plan, the Board of Directors may, at any time, amend, suspend or cancel, in retrospect, or otherwise, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any provisions of the law); provided, however, that, except for correction of typographical errors, corrections arising from the requirements of any law or as otherwise specifically provided herein, the rights of the Participant with respect to vested Awards granted to him prior to such amendment, suspension or cancellation, may not be impaired, without the consent of such Participant. The Board of Directors may amend the terms of any Award granted to the Participant, prospectively or retroactively, provided that, but for correction of typographical errors, corrections arising from the requirements of the law, applicable accounting rules, or as specifically provided herein, the rights of any Participant with respect to Awards granted to him prior to such amendment shall not be impaired without the Participant's consent.

15.3	Notwithstanding that stated in the Plan, the Board of Directors may do the following acts: (a) increase the number of Shares issuable under the Plan; (b) extend the validity of the Plan; (c) substantially broaden the group of eligible Participants in the Plan; (d) expand the type of Options and/or benefits granted under the plan.

16.	Tax Consequences

16.1	The Participant shall solely bear all the tax consequences arising from the award of Options and/or Shares under this Plan, from exercise of any Option, from the sale or transfer of Shares, or from any other event or act (of the Company, and/or an Affiliate, and/or the Trustee and/or the Participant), connected to the Awards of Options or the Shares awarded under this Plan. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the Income Tax Ordinance and under any applicable law, rules and regulations. The Participant agrees to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, all expenses and payments relating to the obligation to withhold, or to have withheld, any such tax from any payment made to the Participant or any act in connection with the Award, exercise, sale or transfer of Shares and/or Options.

16.2	The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as they may deem necessary or appropriate for the withholding of the taxes required by any law to be withheld with respect to Awards granted under the Plan and the exercise, sale, transfer of any Award and/or Option and/or Share, including, without derogating from the generality of the foregoing to: (a) deducting the amount so required to be withheld from any other amount then or thereafter to be paid to the Participant, including by deducting any such required amount from a Participant's salary or other amounts payable to the Participant, to the maximum extent permitted under law; and/or (b) requiring the Participant to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the Award, delivery, and/or release of any Shares; and/or (c) by causing the exercise of the Options and/or sale of any Shares held by or on behalf of the Participant to cover such liability. In addition, the Participant will be required to pay any amount due in excess of the tax withheld and transferred to the Tax Authorities, pursuant to any law.

16.3	With regard to Non-Trustee Awards, in the event an Eligible Participant shall cease to be employed by or serve as officeholder of the Company or any Affiliate, the Eligible Participant shall be obligated to provide the Company and/or its Affiliate with a security or guarantee, satisfactory to the Company, to cover any tax obligation resulting from the sale of the Shares, all in accordance with the provisions of Section 102 of the Income Tax Ordinance and the Rules.

16.4	The foregoing discussion does not purport to be an authoritative interpretation of the provisions of the law referred to above, or an exhaustive description of all the provisions of the law pertaining to taxes which may apply in connection with the Options offered to the Participants and does not replace the need for legal and professional consultation in this matter. Each Participant is advised to consult with a tax advisor with respect to the tax consequences of receiving and/or exercising any Award under this Plan.

17.	Compliance with Law

Shares shall not be issued pursuant to the exercise of Options or with respect to any other Award, unless the exercise of such Option or grant of such Award and the issuance of such Shares shall comply with any applicable laws, including the Securities laws and the Stock Exchange directives.

18.	General Provisions

18.1	The adoption of the Plan by the Board of Directors shall not be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements, as it may deem desirable, including, the granting of additional options and/or shares and/or securities other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

18.2	The terms of each Option may differ from other Options granted under this Plan at the same time. The Board may also grant more than one Option to a given Participant during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Participant.

18.3	No income or profit credited (or purported to be credited) to the Participant for the Options or Shares under this Plan, shall be deemed part of the salary of the Participant for all intents and purposes (except for tax withholding purposes and other mandatory withholdings) and shall not be taken into account upon calculation of the basis for the Participant’s entitlement vis-à-vis the Company to any social benefits whatsoever (including severance payment, social contributions, pension, etc.) or any other rights or benefits arising from employer - employee relationship.

19.	Applicable Law and Jurisdiction

The laws of the State of Israel shall apply to this Plan and to all the documents issued or be issued under the Plan or in connection thereto.

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